SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 30, 2001

EATON CORPORATION

(Exact name of registrant as specified in its charter)

Ohio	1-1396	34-0196300
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Eaton Center Cleverland, Ohio	44114
(Address of principal executive offices)	(Zip Code)

(216) 523-5000

Registrant's telephone number,
including area code

Item 5. Other Events

On March 30, 2001, Eaton Corporation completed the sale of its Vehicle Switch/ Electronics Division (VS/ED). The following Business Segment Information has been restated to display VS/ED as a divested operation to provide comparative financial information for Eaton Corporation's ongoing Business Segments. The following provides Business Segment Information for the quarter, year to date and full year for the periods 1996 – 2000 and for the quarter ended March 31, 2001.

Eaton Corporation

Business Segment Information

(Millions)	*Three-months ended Mar 31, 2001* (unaudited)
Net sales	
Automotive	**$ 385**
Fluid Power	**673**
Industrial & Commercial Controls	**559**
Truck	**281**
Total ongoing operations	**1,898**
Divested operations	**85**
Total net sales	**$ 1,983**
Operating profit	
Automotive	**$ 54**
Fluid Power	**62**
Industrial & Commercial Controls	**50**
Truck	**(38)**
Total ongoing operations	**128**
Divested operations	**7**
Amortization of goodwill & other intangible assets	**(24)**
Interest expense - net	**(42)**
Gain on sales of businesses	**38**
Corporate & other - net	**(3)**
Income before income taxes	**104**
Income taxes	**54**
Net income	**$ 50**

Eaton Corporation

Business Segment Information

(Millions)	Three months ended 2000 Mar 31 (unaudited)	June 30 (unaudited)	Sept 30 (unaudited)	Dec 31 (unaudited)	Year to Date 2000 March 31 (unaudited)	June 30 (unaudited)	Sept 30 (unaudited)	Dec 31
Net sales of continuing operations								
Automotive	$ 407	$ 396	$ 346	$ 353	$ 407	$ 803	$ 1,149	$ 1,502
Fluid Power	665	681	630	631	665	1,346	1,976	2,607
Industrial & Commercial Controls	579	604	622	616	579	1,183	1,805	2,421
Truck	443	405	335	273	443	848	1,183	1,456
Total ongoing operations	2,094	2,086	1,933	1,873	2,094	4,180	6,113	7,986
Divested operations	90	83	75	75	90	173	248	323
Total net sales	$ 2,184	$ 2,169	$ 2,008	$ 1,948	$ 2,184	$ 4,353	$ 6,361	$ 8,309
Operating profit of continuing operations								
Automotive	$ 67	$ 63	$ 38	$ 46	$ 67	$ 130	$ 168	$ 214
Fluid Power	67	69	44	55	67	136	180	235
Industrial & Commercial Controls	49	65	73	64	49	114	187	251
Truck	60	52	7	(12)	60	112	119	107
Total ongoing operations	243	249	162	153	243	492	654	807
Divested operations	6	2	2	(2)	6	8	10	8
Amortization of goodwill & other intangible assets	(23)	(25)	(23)	(24)	(23)	(48)	(71)	(95)
Interest expense - net	(44)	(45)	(42)	(46)	(44)	(89)	(131)	(177)
Gain on sales of businesses								
Corporate & other - net	(6)	5	6	4	(6)	(1)	5	9
Income from continuing operations before income taxes	176	186	105	85	176	362	467	552
Income taxes of continuing operations	63	63	36	27	63	126	162	189
Income from continuing operations	113	123	69	58	113	236	305	363
Income from discontinued operations	18	22	24	26	18	40	64	90
Net income	$ 131	$ 145	$ 93	$ 84	$ 131	$ 276	$ 369	$ 453

Results of the discontinued semiconductor equipment operations are as follows:

	Mar 31	June 30	Sept 30	Dec 31	March 31	June 30	Sept 30	Dec 31
Net sales	$ 141	$ 166	$ 183	$ 189	$ 141	$ 307	$ 490	$ 679
Operating profit	27	33	42	45	27	60	102	147
Other income (expense) - net	(2)	(1)	(7)	(5)	(2)	(3)	(10)	(15)
Income before income taxes	25	32	35	40	25	57	92	132
Income taxes	7	10	11	14	7	17	28	42
Income from discontinued operations	$ 18	$ 22	$ 24	$ 26	$ 18	$ 40	$ 64	$ 90

Eaton Corporation

Business Segment Information

(Millions)	Three months ended 1999 Mar 31 (unaudited)	June 30 (unaudited)	Sept 30 (unaudited)	Dec 31 (unaudited)	Year to Date 1999 March 31 (unaudited)	June 30 (unaudited)	Sept 30 (unaudited)	Dec 31
Net sales of continuing operations								
Automotive	$ 383	$ 384	$ 359	$ 369	$ 383	$ 767	$ 1,126	$ 1,495
Fluid Power	159	661	614	602	159	820	1,434	2,036
Industrial & Commercial Controls	512	578	587	597	512	1,090	1,677	2,274
Truck	382	407	414	427	382	789	1,203	1,630
Total ongoing operations	1,436	2,030	1,974	1,995	1,436	3,466	5,440	7,435
Divested operations	168	172	144	86	168	340	484	570
Total net sales	$ 1,604	$ 2,202	$ 2,118	$ 2,081	$ 1,604	$ 3,806	$ 5,924	$ 8,005
Operating profit of continuing operations								
Automotive	$ 58	$ 58	$ 45	$ 50	$ 58	$ 116	$ 161	$ 211
Fluid Power	22	60	43	52	22	82	125	177
Industrial & Commercial Controls	27	49	54	51	27	76	130	181
Truck	60	61	67	47	60	121	188	235
Total ongoing operations	167	228	209	200	167	395	604	804
Divested operations	18	23	13	12	18	41	54	66
Amortization of goodwill & other intangible assets	(13)	(25)	(24)	(24)	(13)	(38)	(62)	(86)
Interest expense - net	(21)	(44)	(46)	(41)	(21)	(65)	(111)	(152)
Gain on sales of businesses			133	207		0	133	340
Corporate & other - net	(13)	(5)	(11)		(13)	(18)	(29)	(29)
Income from continuing operations before income taxes	138	177	274	354	138	315	589	943
Income taxes of continuing operations	43	59	99	139	43	102	201	340
Income from continuing operations	95	118	175	215	95	213	388	603
Income from discontinued operations	(11)	7	9	9	(11)	(4)	5	14
Net income	$ 84	$ 125	$ 184	$ 224	$ 84	$ 209	$ 393	$ 617

Results of the discontinued semiconductor equipment operations are as follows:

	Mar 31	June 30	Sept 30	Dec 31	March 31	June 30	Sept 30	Dec 31
Net sales	$ 57	$ 98	$ 109	$ 133	$ 57	$ 155	$ 264	$ 397
Operating profit	(12)	10	16	17	(12)	(2)	14	31
Other income (expense) - net	(3)	(1)	(4)	(3)	(3)	(4)	(8)	(11)
Income before income taxes	(15)	9	12	14	(15)	(6)	6	20
Income taxes	(4)	2	3	5	(4)	(2)	1	6
Income from discontinued operations	$ (11)	$ 7	$ 9	$ 9	$ (11)	$ (4)	$ 5	$ 14

Eaton Corporation

Business Segment Information

(Millions)	Three months ended 1998 Mar 31 (unaudited)	June 30 (unaudited)	Sept 30 (unaudited)	Dec 31 (unaudited)	Year to Date 1998 March 31 (unaudited)	June 30 (unaudited)	Sept 30 (unaudited)	Dec 31
Net sales of continuing operations								
Automotive	$ 352	$ 355	$ 333	$ 364	$ 352	$ 707	$ 1,040	$ 1,404
Fluid Power	178	180	168	155	178	358	526	681
Industrial & Commercial Controls	509	553	559	524	509	1,062	1,621	2,145
Truck	374	378	368	358	374	752	1,120	1,478
Total ongoing operations	1,413	1,466	1,428	1,401	1,413	2,879	4,307	5,708
Divested operations	195	153	143	159	195	348	491	650
Total net sales	$ 1,608	$ 1,619	$ 1,571	$ 1,560	$ 1,608	$ 3,227	$ 4,798	$ 6,358
Operating profit of continuing operations								
Automotive	$ 44	$ 51	$ 41	$ 50	$ 44	$ 95	$ 136	$ 186
Fluid Power	34	35	26	22	34	69	95	117
Industrial & Commercial Controls	22	46	44	28	22	68	112	140
Truck	52	61	50	38	52	113	163	201
Total ongoing operations	152	193	161	138	152	345	506	644
Divested operations	23	17	7	11	23	40	47	58
Amortization of goodwill & other intangible assets	(15)	(11)	(13)	(16)	(15)	(26)	(39)	(55)
Interest expense - net	(21)	(23)	(23)	(21)	(21)	(44)	(67)	(88)
Gain on sales of businesses	43	0	0	0	43	43	43	43
Corporate & other - net	(11)	(5)	21	9	(11)	(16)	5	14
Income from continuing operations before income taxes	171	171	153	121	171	342	495	616
Income taxes of continuing operations	56	51	50	29	56	107	157	186
Income from continuing operations	115	120	103	92	115	235	338	430
Income from discontinued operations	(10)	(6)	(45)	(20)	(10)	(16)	(61)	(81)
Net income	$ 105	$ 114	$ 58	$ 72	$ 105	$ 219	$ 277	$ 349

Results of the discontinued semiconductor equipment operations are as follows:

	Mar 31	June 30	Sept 30	Dec 31	March 31	June 30	Sept 30	Dec 31
Net sales	$ 79	$ 93	$ 49	$ 46	$ 79	$ 172	$ 221	$ 267
Operating profit	(14)	(8)	(72)	(29)	(14)	(22)	(94)	(123)
Other income (expense) - net	(2)	(2)	(2)	(2)	(2)	(4)	(6)	(8)
Income before income taxes	(16)	(10)	(74)	(31)	(16)	(26)	(100)	(131)
Income taxes	(6)	(4)	(29)	(11)	(6)	(10)	(39)	(50)
Income from discontinued operations	$ (10)	$ (6)	$ (45)	$ (20)	$ (10)	$ (16)	$ (61)	$ (81)

Eaton Corporation

Business Segment Information

(Millions)	Three months ended 1997 Mar 31 (unaudited)	June 30 (unaudited)	Sept 30 (unaudited)	Dec 31 (unaudited)	Year to Date 1997 March 31 (unaudited)	June 30 (unaudited)	Sept 30 (unaudited)	Dec 31
Net sales of continuing operations								
Automotive	$ 315	$ 330	$ 303	$ 317	$ 315	$ 645	$ 948	$ 1,265
Fluid Power	160	170	163	164	160	330	493	657
Industrial & Commercial Controls	496	527	546	522	496	1,023	1,569	2,091
Truck	255	275	303	344	255	530	833	1,177
Total ongoing operations	1,226	1,302	1,315	1,347	1,226	2,528	3,843	5,190
Divested operations	485	500	485	444	485	985	1,470	1,914
Total net sales	$ 1,711	$ 1,802	$ 1,800	$ 1,791	$ 1,711	$ 3,513	$ 5,313	$ 7,104
Operating profit of continuing operations								
Automotive	$ 47	$ 51	$ 35	$ 39	$ 47	$ 98	$ 133	$ 172
Fluid Power	30	34	31	28	30	64	95	123
Industrial & Commercial Controls	38	48	56	40	38	86	142	182
Truck	26	32	37	54	26	58	95	149
Total ongoing operations	141	165	159	161	141	306	465	626
Divested operations	40	49	44	34	40	89	133	167
Amortization of goodwill & other intangible assets	(9)	(10)	(12)	(15)	(9)	(19)	(31)	(46)
Interest expense - net	(19)	(18)	(21)	(22)	(19)	(37)	(58)	(80)
Gain on sales of businesses	0	0	0	91	0	0	0	91
Corporate & other - net	(7)	(8)	(2)	(11)	(7)	(15)	(17)	(28)
Income from continuing operations before income taxes	146	178	168	238	146	324	492	730
Income taxes of continuing operations	44	56	41	63	44	100	141	204
Income from continuing operations before extraordinary item	102	122	127	175	102	224	351	526
Extraordinary item	0	0	0	(54)	0	0	0	(54)
Income from continuing operations	102	122	127	121	102	224	351	472
Income from discontinued operations	(1)	4	(73)	8	(1)	3	(70)	(62)
Net income	$ 101	$ 126	$ 54	$ 129	$ 101	$ 227	$ 281	$ 410

Results of the discontinued semiconductor equipment operations are as follows:

	Mar 31	June 30	Sept 30	Dec 31	March 31	June 30	Sept 30	Dec 31
Net sales	$ 78	$ 107	$ 131	$ 143	$ 78	$ 185	$ 316	$ 459
Operating profit	0	3	16	10	0	3	19	29
Other income (expense) - net	(1)	1	(89)	(2)	(1)	0	(89)	(91)
Income before income taxes	(1)	4	(73)	8	(1)	3	(70)	(62)
Income taxes	0	0	0	0	0	0	0	0
Income from discontinued operations	$ (1)	$ 4	$ (73)	$ 8	$ (1)	$ 3	$ (70)	$ (62)

Eaton Corporation

Business Segment Information

(Millions)	Three months ended 1996 Mar 31 (unaudited)	June 30 (unaudited)	Sept 30 (unaudited)	Dec 31 (unaudited)	Year to Date 1996 March 31 (unaudited)	June 30 (unaudited)	Sept 30 (unaudited)	Dec 31
Net sales of continuing operations								
Automotive	$ 307	$ 323	$ 294	$ 292	$ 307	$ 630	$ 924	$ 1,216
Fluid Power	156	151	139	141	156	307	446	587
Industrial & Commercial Controls	470	483	508	495	470	953	1,461	1,956
Truck	225	236	233	222	225	461	694	916
Total ongoing operations	1,158	1,193	1,174	1,150	1,158	2,351	3,525	4,675
Divested operations	448	467	451	474	448	915	1,366	1,840
Total net sales	$ 1,606	$ 1,660	$ 1,625	$ 1,624	$ 1,606	$ 3,266	$ 4,891	$ 6,515
Operating profit of continuing operations								
Automotive	$ 41	$ 50	$ 36	$ 25	$ 41	$ 91	$ 127	$ 152
Fluid Power	30	26	24	29	30	56	80	109
Industrial & Commercial Controls	34	37	42	36	34	71	113	149
Truck	29	23	10	(5)	29	52	62	57
Total ongoing operations	134	136	112	85	134	270	382	467
Divested operations	16	20	25	31	16	36	61	92
Amortization of goodwill & other intangible assets	(8)	(6)	(13)	(11)	(8)	(14)	(27)	(38)
Interest expense - net	(19)	(21)	(20)	(19)	(19)	(40)	(60)	(79)
Gain on sales of businesses								
Corporate & other - net	(8)	(5)	4	(5)	(8)	(13)	(9)	(14)
Income from continuing operations before income taxes	115	124	108	81	115	239	347	428
Income taxes of continuing operations	39	40	29	15	39	79	108	123
Income from continuing operations	76	84	79	66	76	160	239	305
Income from discontinued operations	19	19	6	0	19	38	44	44
Net income	$ 95	$ 103	$ 85	$ 66	$ 95	$ 198	$ 283	$ 349

Results of the discontinued semiconductor equipment operations are as follows:

	Mar 31	June 30	Sept 30	Dec 31	March 31	June 30	Sept 30	Dec 31
Net sales	$ 130	$ 122	$ 94	$ 100	$ 130	$ 252	$ 346	$ 446
Operating profit	26	25	8	1	26	51	59	60
Other income (expense) - net	0	0	(1)	(1)	0	0	(1)	(2)
Income before income taxes	26	25	7	0	26	51	58	58
Income taxes	7	6	1	0	7	13	14	14
Income from discontinued operations	$ 19	$ 19	$ 6	$ 0	$ 19	$ 38	$ 44	$ 44